EXHIBIT
SUB-ITEM 77C

SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS


Special Meeting Stockholders of First Financial Fund reconvened on May 22 held at Prudential Investment Fund Management LLC, 751 Broad Street,
Newark, New Jersey 07103, a majority of the Fund's outstanding shares voted in favor of a proposal to amend the Fund's Article of Incorporation by adding supermajority voting requirements to approve any change to the Fund's investment objectives, its policies with respect to concentration, or certain
business combinations with affiliated stockholders.   The Special Meeting of
Stockholders was held initially on April 25, 2000, but was adjourned to permit additional solicitation.

The results of the proxy solicitation were as follow:

Matter			Votes For		Votes Against
	Abstentions

Amendment of 	12,460,303		6,090,505		384,187
Articles of
Incorporation


At its meeting in February and March 2000, the Fund's Board of Directors unanimously approved several changes to the Fund's By-Laws. These changes were as follows:

? Increasing the percentage of outstanding shares necessary to call a special meeting of stockholders from 25 percent to 50 percent.
? Clarifying that no business shall be transacted at any special stockholders' meeting except as provided in the notice of meeting.
? Specifying the individuals with authority to conduct the Fund's stockholder meetings and the powers vested in those persons.
? Modernizing the Fund's provisions to permit proxy voting through electronic means.
? Clarifying that the Fund will indemnify its directors and officer to the maximum extent permitted by applicable federal and Maryland state law.